UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________________
Form SD
Specialized Disclosure Report

CELANESE CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	001-32410 (Commission File Number)

222 West Las Colinas Blvd., Suite 900N Irving TX (Address of Principal Executive Offices)	75039-5421 (Zip Code)

Ashley B. Duffie
Senior Vice President, General Counsel and Secretary
(972) 443-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Celanese Corporation (the “Company” or “Celanese”) conducted, in good faith, a reasonable country of origin inquiry regarding conflict minerals necessary to the functionality or production of its products that were manufactured, or contracted to be manufactured, by Celanese and for which the manufacture was completed during calendar year 2025.

Based on Celanese’s reasonable country of origin inquiry, the Company exercised due diligence on the source and chain of supply of conflict minerals for 2025 manufactured products and thus has filed a Conflict Minerals Report.
Conflict Minerals Disclosure

A copy of Celanese’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available in the Investor Relations section of the Company’s website under the header “Financial Information: SEC Filings” at www.celanese.com. The content of the website referenced is included for information only and is not incorporated by reference into this Form SD.
Item 1.02 Exhibit

The Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.
Section 3 - Exhibits
Item 3.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CELANESE CORPORATION
By:	/s/ Ashley B. Duffie
Name:	Ashley B. Duffie
Title:	Senior Vice President, General Counsel and Secretary

Date:	May 29, 2026